Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill XI”) and Agility is discussed.

Agility Robotics Expands Pittsburgh Presence to Support Growing Customer Deployments

New 50,000-square-foot facility will expand Agility’s deployment, service, software and AI capabilities Company adds four customers across Automotive, Consumer Goods and Agriculture

PITTSBURGH — Oct. 21, 2026 — Agility Robotics, a leading humanoid robotics and physical AI company, today announced plans to significantly expand its presence in Pittsburgh with a new 50,000-square-foot facility designed to support Agility’s expanding customer base and a growing number of commercial Digit® deployments. The new site will serve as Agility’s center of excellence for software and AI, with a focus on Digit skill development and software enablement, while also serving as a major hub for customer deployment and support teams.

Agility’s investment in Pittsburgh comes amid growing customer momentum for Digit. Digit is already operating with leading global companies including GXO, Schaeffler, and Toyota Motor Manufacturing Canada. Agility is also expanding its customer base with four additional customers across industries including automotive, consumer goods and agriculture. Earlier this week Agility announced a new pilot with AGCO, a global leader in agricultural machinery and precision agriculture technologies. Agility has also secured more than $300 million in multi-year orders for Digit 5, subject to satisfaction of certain contractual milestones.

The 50,000-square-foot facility will add approximately 35,000 square feet to Agility’s existing Pittsburgh footprint and increase the company’s capacity to deploy, monitor, service and continuously improve Digit as its customer base grows. It will bring together teams responsible for supporting Digit fleets in customer operations, deploying new robots and workflows, validating customer applications, developing and validating new skills, and providing complex robot service and repair.

“Scaling humanoid robotics means building the infrastructure to support robots throughout their entire working life, from developing new skills and deploying them into customer operations to supporting deployed fleets to keep robots productive every day,” said Peggy Johnson, CEO of Agility Robotics. “Our expanded Pittsburgh presence brings those capabilities together and gives us the infrastructure to support our growing customer base and an increasing number of Digit deployments across the country.”

Scaling Customer Deployments and New Capabilities

The new Pittsburgh facility will bring together Agility’s software and AI, deployment, customer support and service teams. Dedicated space will allow Agility and its customers to validate customer workflows through proof-of-technology evaluations, while teams develop and test new Digit skills using both simulation and physical environments.

As Digit deployments expand, Pittsburgh will also become home to Agility’s East Coast service center, complementing existing service capabilities at RoboFab® in Salem, Oregon. Bringing software and skill development closer to teams supporting robots in customer environments will help Agility use real-world deployment experience to inform new capabilities and continuously improve Digit.

“Real-world deployments are one of our most important sources of learning,” said Pras Velagapudi, Chief Technology Officer at Agility Robotics. “Bringing software and AI development together with the teams responsible for deployment and customer support allows us to learn faster from what Digit is doing in customer environments, turn those insights into new capabilities and get those capabilities back into the field.”

Agility plans to hire software engineers, AI engineers, service technicians, deployment specialists and team leaders in Pittsburgh as it expands its operations. The company expects first employee access to the new facility by the end of the year.

Agility’s expansion has also drawn support from Pennsylvania and Pittsburgh leaders, who highlighted the region’s strength in robotics, AI and advanced technology.

“Agility Robotics’ decision to expand in Pittsburgh is a reflection of the economic momentum we’re seeing across Pennsylvania. Our Commonwealth has the talent, world-class universities, and industrial base to lead in robotics and AI, attract significant new investment, and create great jobs. I’m thrilled to see Agility continue to bet on Pennsylvania and help strengthen America’s leadership in the technologies of the future,” said Senator Dave McCormick (R-PA).

“This investment in Pittsburgh will help create new opportunities for American workers, strengthen our domestic manufacturing capabilities, and ensure America remains a leader on AI,” said Senator John Fetterman (D-PA). “I congratulate Agility Robotics on their new facility, giving Western PA yet another opportunity to highlight its leadership in advanced technology and AI development.”

“We are glad that Agility Robotics has chosen to nearly triple their existing footprint here in the city,” said Pittsburgh Mayor Corey O’Connor. “This is a part of the Pittsburgh story - they could have expanded in other cities’ regions, but they are choosing to expand here to build on the talent and innovation that already exists to create even more growth, investment and opportunities.”

The Pittsburgh expansion complements Agility’s broader U.S. infrastructure for scaling commercial humanoid robotics. RoboFab in Salem, Oregon, serves as the company’s manufacturing and operations center, while its Fremont, California, facility is focused on hardware and physical AI development. Pittsburgh will serve as Agility’s software and AI center of excellence and a major hub for customer deployments and service.

Agility is preparing to become a public company through its previously announced business combination with Churchill Capital Corp XI (Nasdaq: CCXI). The business combination is expected to close in the fourth quarter of 2026, after which the combined company will operate as Agility Robotics and is expected to trade on Nasdaq under the ticker symbol “AGLT.”

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for Work® and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI

Churchill XI is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill XI for their consideration. Churchill XI and Agility Robotics have jointly filed a registration statement (the “Registration Statement”) on Form S-4 with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on October 13, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been distributed to Company stockholders and Churchill XI shareholders as of September 14, 2026, the record date established for voting on the proposed transaction, in connection with Churchill XI’s solicitation of proxies for the vote by Churchill XI’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Company stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill XI and Agility stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill XI in connection with the proposed transaction, as these documents contain important information about Churchill XI, the Company and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus as well as other documents filed by Churchill XI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities laws regarding Agility and Churchill Capital Corp XI (“Churchill XI”). Forward-looking statements are often identified by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should” and “would,” or similar expressions. The absence of any of these words or similar expressions does not mean that a statement is not forward-looking. These forward-looking statements are based on Agility’s and Churchill XI’s current expectations and projections. These statements include statements relating to, without limitation: Agility’s planned expansion of its Pittsburgh operations, including the development, anticipated opening and expected capabilities of its new 50,000-square-foot facility; the expected role of the facility as a center of excellence for software and AI development and a hub for customer deployments, support, service and repair; Agility’s plans to recruit and hire additional personnel in Pittsburgh; Agility’s ability to expand its customer base, increase commercial deployments of Digit and support existing and future customer relationships; the anticipated value, fulfillment and timing of customer orders, including orders for Digit 5 that are subject to contractual milestones; Agility’s ability to develop, validate and deploy new Digit skills and capabilities; Agility’s ability to scale its operations, manufacturing and service infrastructure to support growing customer demand; Agility’s preparation to operate as a public company; Agility’s ability to consummate the proposed business combination with Churchill XI, the satisfaction or waiver of closing conditions and the expected timing of closing; the expected listing of the combined company’s securities on Nasdaq under the ticker symbol “AGLT”; and the potential benefits of the proposed transaction.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill XI.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill XI’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill XI’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill XI’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill XI could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill XI’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill XI; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill XI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill XI’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill XI or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill XI’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the Company and Churchill XI may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the Company’s and Churchill XI’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s and Churchill XI’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill XI is not an investment in any of Churchill XI’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill XI, which may differ materially from the performance of Churchill XI’s founders’ or sponsors’ past investments.

Contacts:

Media: Michael Oldenburg

media@agilityrobotics.com

Investors: Anthony Rozmus

investor-relations@agilityrobotics.com

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